LoJack Corporation
200 Lowder Brook Drive
Suite 1000
Westwood, MA 02090

July 24, 2009

VIA FAX AND EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	LoJack Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed March 15, 2009 Form 10-Q for the quarterly period ended March 31, 2009 File Number 1-08439

Dear Mr. Spirgel:

We have received your letter dated July 10, 2009 and are in the process of preparing responses to your comments.  As I discussed with Sharon Virga, Senior Staff Accountant, we plan to respond to your comments by Friday, July 31, 2009.

Sincerely, /s/ Timothy P. O’Connor Timothy P. O’Connor Senior Vice President & Chief Financial Officer